

August 7, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:

      Investment Managers Series Trust II
      Issuer CIK: 0001587982
      Issuer File Number: 333-191476/811-22894
      Form Type: 8-A12B
      Filing Date: August 7, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Tradr 2X Long MRAM Daily ETF, Tradr 2X Long SITM Daily ETF and Tradr 2X Long UMC Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications